U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Robert K. Ipson,
      2433 Los Patos Dr., Palm Springs, CA 92264
2.   Issuer Name and Ticker or Trading Symbol: Powerball International, Inc.
          (PRBL)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 5/02
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: Chairman and C.E.O.
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
   (i) 5/23/02
3. Transaction Code:
   (i) P
4. Securities Acquired (A) or Disposed of (D):
   (i) (A) 300,000 shares at $0.50 per share


1. Title             5. Amount of           6. Ownership Form:      7.     Nature of
    of                 Securities               Direct(D)or            Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                Ownership
                     At End of Month
 --------           ------------------         ---------------         -------------------
Common Stock             999,500                    D                         N/A
Common Stock              27,600                    I                 Held in IRA accounts
Common Stock              95,500                    I                 Held by Linda Ipson, spouse

     Total             1,122,600


TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Warrants
2. Conversion or Exercise Price of Derivative Security:
   (i) $1.00
   (ii) $5.00
   (iii) $5.00
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
   (i) Exercisable 6/7/00  Expiration 6/6/02
   (ii) Exercisable 6/26/00 Expiration 6/25/02
   (iii) Exercisable 6/26/00 Expiration 6/25/02
7. Title and Amount of Underlying Securities: Common Stock,
8. Price of Derivative Security: n/a (see explanation below)
9. Number of Derivative Securities Beneficially Owned at End of Month:
    160,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
   (D) 110,000 at $1.00 per share
   (D)  20,000 at $5.00 per share
   (I)  30,000 at $5.00 per share
11.  Nature of Indirect Beneficial Ownership:
 Held by Linda Ipson, spouse of Robert Ipson.

Explanation of Responses:

Signature of Reporting Person: /S/ Robert K. Ipson
Date:     8/13/02